Exhibit A

Press Release
Ceragon Reports Third Quarter 2013 – November 11, 2013

CERAGON NETWORKS REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS

Paramus, New Jersey, November 11, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist today reported results for the third quarter which ended September 30, 2013.

Revenues for the third quarter of 2013 reached $92.1 million, down 21% from $117.1 million for the third quarter of 2012, and up 2% from $90.1 million in the second quarter of 2013.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the third quarter of 2013 was $(10.4) million or $(0.28) per basic share and diluted share, compared to net loss of $(4.7) million in the third quarter of 2012, or $(0.13) per basic share and diluted share.

On a non-GAAP basis, net loss for the third quarter, excluding (a) $0.7 million of equity-based compensation expenses, (b) $0.6 million amortization of intangible assets, (c) $0.6 million of changes in pre-acquisition indirect tax positions, and (d) $4.0 million of non-recurring adjustment of valuation allowance on tax assets, was $(4.5) million, or $(0.12) per basic share and diluted share. Non-GAAP net income for the third quarter of 2012 was $1.6 million, or $0.04 per basic and diluted share (please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the third quarter of 2013 was 30.9% of revenues. Gross margin on a non-GAAP basis was 31.9% of revenues.

Operating loss on a GAAP basis in the third quarter of 2013 was $(4.1) million. On a non-GAAP basis operating loss was $(2.2) million.

Cash and cash investments at the end of the quarter were $44.8 million.

Cost Reduction Initiatives

The company indicated that it will realign its operations, reduce head count and undertake other cost reduction measures in order to lower its breakeven point and improve profitability. The restructuring is expected to result in annual savings of approximately $25 million. Actions will include consolidating research and development activities worldwide and realigning teams on enhancing the newly releases IP-20 platform, and realigning the remaining team in order to unite the engineering function within research and development, consolidating or relocating certain offices, and reducing staff functions and some operations positions, as well as other measures. No customer-facing activities will be affected. Total restructuring charges are expected to be approximately $18-$21 million, comprised of a non-recurring provision in the fourth quarter of 2013 of approximately $11-$13 million, as well as ongoing restructuring charges totaling $7-$8 million, which will begin in Q4 and will continue during the first half of 2014, mainly in the first quarter.

“Our bookings and revenues remain stable in a challenging operator spending environment,” said Ira Palti, President and CEO of Ceragon. “We continue to garner excellent feedback on our new products, whether deployed in live networks or in ongoing trials with Tier 1 operators, as they prepare to deploy LTE networks.”

“We recently launched our full IP-20 portfolio. This is a premium SDN-ready platform merging long haul and short haul products into a single hardware architecture managed by a common operating system. Introducing  the IP-20 platform represents the attainment of an important strategic milestone. Now that we have completed this major development phase, we are implementing an organizational restructuring aimed at lowering our revenue breakeven point by reducing our operating expenses by 15%. We believe this new cost structure will be sustainable as revenue growth resumes and will position us to achieve substantial additional operating leverage,” concluded Mr. Palti.

Supplemental geographical breakdown of revenue, third quarter of 2013:

•	Europe:	18%
•	Africa:	23%
•	North America:	10%
•	Latin America:	29%
•	India:	11%
•	APAC:	9%

A conference call will follow beginning at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling (USA) (800) 230-1096  or international +1 (612) 332-0107 from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: Telephone:  USA: (800) 475-6701 ; International: +1 (320) 365-3844 ; Access Code: 304945. A replay of both the call and the webcast will be available through December, 11 2013.

 About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Media Contact:	Media Contact:	Company & Investor Contact:
Justine Schneider	Abigail Levy-Gurwitz	Yoel Knoll
Calysto Communications	Ceragon Networks	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +1-(201)-853-0271	Tel. +1-(201)-853-0228
jschneider@calysto.com	abigaill@ceragon.com	yoelk@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this presentation include risks associated with the impact of restructuring activities, risks associated with continuing losses and possible liquidity issues, risks associated with the possibility that new products will not be accepted in the market, the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com ..

Use of non-GAAP Measures:

This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors

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Ceragon Reports Third Quarter 2013 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30		Nine months ended September 30,
	2013	2012	2013	2012

Revenues	$92,099	$117,087	$272,280	$339,802
Cost of revenues	63,610	82,559	187,792	236,552

Gross profit	28,489	34,528	84,488	103,250

Operating expenses:
Research and development	10,065	11,425	32,553	35,480
Selling and marketing	16,296	19,175	50,637	58,762
General and administrative	6,189	7,216	18,668	20,594

Total operating expenses	$32,550	$37,816	$101,858	$114,836

Operating loss	4,061	3,288	17,370	11,586

Financial expenses, net	1,980	1,149	8,856	2,609

Loss before taxes	6,041	4,437	26,226	14,195

Taxes on income	4,399	261	5,875	796

Net loss	$10,440	$4,698	$32,101	$14,991

Basic and diluted net loss per share	$0.28	$0.13	$0.87	$0.41

Weighted average number of shares used in computing basic and diluted net loss per share	36,815,864	36,495,563	36,736,417	36,397,410

Ceragon Reports Third Quarter 2013 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30, 2013	December 31, 2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,582	$47,099
Short-term bank deposits	321	422
Trade receivables, net	128,766	149,120
Deferred taxes	2,651	8,589
Other accounts receivable and prepaid expenses	37,529	38,743
Inventories	57,438	65,554
Total current assets	267,287	309,527

NON-CURRENT ASSETS:
Marketable securities	3,923	4,068
Deferred tax assets, net	10,984	9,140
Severance pay and pension fund	7,673	7,163
Property and equipment, net	36,403	33,642
Intangible assets, net	7,866	9,809
Goodwill	15,061	15,283
Other non-current assets	4,882	4,964
	86,792	84,069
	$354,079	$393,596
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$49,222	$25,232
Trade payables	81,041	102,079
Deferred revenues	8,501	16,719
Other accounts payable and accrued expenses	39,421	36,090
Total current liabilities	178,185	180,120

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	12,362	18,536
Accrued severance pay and pension	12,818	12,311
Other long term payables	35,969	38,920
	61,149	69,767
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	98	98
Additional paid-in capital	322,025	318,106
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(1,272)	(490)
Accumulated deficits	(186,015)	(153,914)

Total shareholders' equity	114,745	143,709

Total liabilities and shareholders' equity	$354,079	$393,596

Ceragon Reports Third Quarter 2013 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Cash flow from operating activities:
Net loss	$(10,440)	$(4,698)	$(32,101)	$(14,991)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	3,885	3,809	11,656	11,228
Stock-based compensation expense	701	1,403	2,774	4,245
Decrease (increase) in trade and other receivables, net	(6,130)	(15,712)	20,334	(39,521)
Decrease in inventory, net of write off	91	11,193	7,493	28,809
Increase (decrease) in trade payables and accrued liabilities	4,604	7,107	(19,069)	17,438
Decrease in deferred revenues	(3,683)	(4,028)	(8,218)	(16,419)
Decrease (increase) in deferred tax asset, net	3,228	(156)	3,743	(419)
Other adjustments	299	183	(22)	(246)
Net cash used in operating activities	$(7,445)	$(899)	$(13,410)	$(9,876)

Cash flow from investing activities:
Purchase of property and equipment	(4,009)	(3,845)	(11,706)	(10,213)
Investment in short-term bank deposits	-	-	(255)	(1,266)
Proceeds from short-term bank deposits	-	2,484	336	7,920
Investment in available for sale marketable securities	-	-	-	(64)
Proceeds from maturities of available for sale marketable securities, net	-	64	301	9,781
Net cash provided by (used in) investing activities	$(4,009)	$(1,297)	$(11,324)	$6,158

Cash flow from financing activities:
Proceeds from exercise of options	-	270	1,145	734
Proceeds from bank loans	9,300	10,400	25,990	25,000
Repayment of bank loans	(2,058)	(2,058)	(8,174)	(6,174)

Net cash provided by financing activities	$7,242	$8,612	$18,961	$19,560

Translation adjustments on cash and cash equivalents	$(114)	$(9)	$(744)	$(482)
Increase (Decrease) in cash and cash equivalents	$(4,326)	$6,407	$(6,517)	$15,360
Cash and cash equivalents at the beginning of the period	44,908	37,944	47,099	28,991
Cash and cash equivalents at the end of the period	$40,582	$44,351	$40,582	$44,351

Ceragon Reports Third Quarter 2013 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,
	2013			2012
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$92,099		$92,099	$117,087
Cost of revenues	63,610	(a) 902	62,708	78,149

Gross profit	28,489		29,391	38,938

Operating expenses:
Research and development	10,065	(b) 128	9,937	11,021
Selling and marketing	16,296	(c) 660	15,636	18,103
General and administrative	6,189	(d) 200	5,989	6,793

Total operating expenses	$32,550		$31,562	$35,917

Operating profit (loss)	(4,061)		(2,171)	3,021
Financial expenses, net	1,980		1,980	1,149

Income (loss) before taxes	(6,041)		(4,151)	1,872

Taxes on income	4,399	(e) 4,037	362	261

Net income (loss)	$(10,440)		$(4,513)	$1,611

Basic net earnings (loss) per share	$(0.28)		$(0.12)	$0.04

Diluted net earnings (loss) per share	$(0.28)		$(0.12)	$0.04

Weighted average number of shares used in computing basic net earnings (loss) per share	36,815,864		36,815,864	36,495,563

Weighted average number of shares used in computing basic net earnings (loss) per share	36,815,864		36,815,864	37,091,849

Total adjustments		5,927

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $40 thousand of stock based compensation expenses and $0.6 million of changes in pre-acquisition indirect tax positions in the three months ended September 30, 2013.

(b)	Research and development expenses include $0.1 million of stock based compensation expenses in the three months ended September 30, 2013.

(c)	Selling and marketing expenses include $0.3 million of amortization of intangible assets and $0.3 million of stock based compensation expenses in the three months ended September 30, 2013.

(d)	General and administrative expenses include $0.2 million of stock based compensation expenses in the three months ended September 30, 2013.

(e)	Taxes on income include $4.0 million of non-recurring adjustment of valuation allowance on tax assets.

Ceragon Reports Third Quarter 2013 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30,
	2013			2012
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$272,280		$272,280	$339,802
Cost of revenues	187,792	(a) 2,802	184,990	228,474
Gross profit	84,488		87,290	111,328

Operating expenses:
Research and development	32,553	(b) 1,988	30,565	34,045
Selling and marketing	50,637	(c) 2,738	47,899	54,963
General and administrative	18,668	(d) 1,516	17,152	19,272

Total operating expenses	$101,858		$95,616	$108,280

Operating profit (loss)	(17,370)		(8,326)	3,048
Financial expenses, net	8,856	(e) 3,133	5,723	2,609

Income (loss) before taxes	(26,226)		(14,049)	439

Taxes on income	5,875	(f) 4,037	1,838	796

Net loss	$32,101		$15,887	$357

Basic and diluted net loss per share	$0.87		$0.43	$0.01

Weighted average number of shares used in computing basic and diluted net loss per share	36,736,417		36,736,417	36,397,410

Total adjustments		16,214

(a)
Cost of revenues includes $0.9 million of amortization of intangible assets, $0.5 million of inventory step-up, $0.1 million of stock based compensation expenses, $0.2 million of integration plan related costs and $1.1 million of  changes in pre-acquisition indirect tax positions in the nine months ended September 30, 2013.

(b)	Research and development expenses include $1.2 million of integration plan related costs and $0.8 million of stock based compensation expenses in the nine months ended September 30, 2013.

(c)
Selling and marketing expenses include $1.0 million of amortization of intangible assets, $0.7 million of integration plan related costs and $1.1 million of stock based compensation expenses in the nine months ended September 30, 2013.

(d)	General and administrative expenses include $0.7 million of integration plan related costs and $0.8 million of stock based compensation expenses in the nine months ended September 30, 2013.

(e)	Financial expenses include $3.1 million non-recurring currency devaluation in Venezuela in the nine months ended September 30, 2013.

(f)	Taxes on income include $4.0 million non-recurring adjustment of valuation allowance on tax assets.

Ceragon Reports Third Quarter 2013 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Nine months ended
	September 30, 2013

Reported GAAP net operating loss	4,061	17,370

Stock based compensation expenses	701	2,774
Amortization of intangible assets	632	1,902
Inventory step up	-	459
Integration plan related costs	-	2,844
Changes in pre-acquisition indirect tax positions	557	1,065

Non-GAAP net operating profit	2,171	8,326

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Ceragon Reports Third Quarter 2013 Results

Contact: Yoel Knoll
Vice President of Investor Relations
Ceragon Networks Ltd.
US: + Tel. +1-(201)-853-0228
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 54310132
yoelk@ceragon.com